October 18, 2012

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	People’s United Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 29, 2012

Definitive Proxy Statement on Schedule 14A

Filed March 7, 2012

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Filed August 9, 2012

File No. 001-33326

Dear Ms. Hayes:

This letter is submitted on behalf of People’s United Financial, Inc. (the “Company”) in response to the letter dated September 26, 2012 from the Staff of the Securities and Exchange Commission (the “Commission” or “SEC”) transmitting their comments with respect to the above-referenced filings. Your specific comments are set forth verbatim below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Business, page 1

1.	Your relationship with Stop & Shop appears to be material to your strategy. Please provide a discussion of your material agreements with Stop & Shop and file them as exhibits. Alternatively, tell us the basis for your determination that you are not substantially dependent on these agreements.

While the Company’s relationship with Stop & Shop is an important element of our multi-faceted business strategy, we do not believe that relationship is material to our strategy.

Our business strategy involves the offering of commercial banking, retail and business banking and wealth management services to individual, corporate and municipal customers. In executing this strategy, we seek to increase our deposit base by providing a wide range of convenient services to customers. We believe the Stop & Shop relationship furthers this goal by enabling us to provide our customers with ready access to banking services in non-traditional branches that offer extended business hours. This also represents one means by which we differentiate ourselves from our competitors.

Although the Stop & Shop relationship is important, our business is not “substantially dependent” on that relationship. At September 30, 2012, full-service supermarket branches constituted approximately 34% of our total branch network (by number of branches), but only about 14% of our total deposits at that date were attributed to those supermarket branches. Further, while loan applications are taken in these branches, all other loan-related activity (e.g., underwriting, approval, servicing) takes place elsewhere. The supermarket branches are viewed as providing a convenience rather than as a necessary part of our product distribution network.

We do not believe we are “substantially dependent” on the Stop & Shop relationship for a number of additional reasons. First, we do not sell “the major part” of our products or services through the Stop & Shop branches, as described in Item 601(b)(10)(ii)(B) of Regulation S-K. Second, the geographic scope of the relationship is limited to Connecticut and twelve specific counties in New York, and has no effect on operations in the four other states in which the Company’s banking subsidiary conducts branch operations. Third, most of the supermarket branches are located in reasonable proximity to at least one or more of our traditional branches, and we believe that most customers would simply utilize these traditional branch locations if nearby supermarket branches were not available. For these reasons, we believe the negative consequences that could be expected to result from the closing of all supermarket branches would not be material in relation to our deposit base or overall operations and that accordingly we do not believe our business is “substantially dependent” on the two license agreements underlying that relationship and are not “material contracts” for us within the meaning of Item 601(b)(10) of Regulation S-K.

Item 1A. Risk Factors, page 11

2.	Please include a separate risk factor describing lending terms that have experienced higher default rates. The discussion should quantify the significance of such terms to your loan portfolio. For example, it appears that 15% of your residential mortgage loans as of December 31, 2011 were interest-only mortgages.

Management recognizes that there are elements of the loan portfolio that may be more susceptible to credit risk than other elements (i.e. interest-only and stated income residential mortgage loans, home equity loans and lines with incomplete first lien data and commercial real estate loans), as discussed on pages 64 – 69 (Management’s Discussion & Analysis – Asset Quality) of our Form 10-K for the year ended December 31, 2011. Nevertheless, the Company has historically maintained better-than-peers asset quality metrics. We attribute this experience, in part, to prudent underwriting standards and the fact that the Company has generally avoided the origination of higher-risk, non-traditional loan products. As an example, the interest-only portion of our residential mortgage portfolio (representing approximately 2.5% of our total loan portfolio at December 31, 2011), has not experienced default rates higher than other elements of our portfolio.

In discussing various portfolio risk elements in our Form 10-K, we highlight compensating factors that need to be considered in assessing the related risks. For example, with regard to interest-only mortgages we indicate that our underwriting guidelines for such loans are generally more restrictive than those applied to other types of residential mortgage loans, including specific reference to permissible property types, loan-to-value ratios, borrower credit scores and amortization terms. In accordance with Accounting Standards Update No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, we have included disclosures within Note 5 to our 2011 consolidated financial statements of additional credit quality information (by portfolio segment and loan class), including delinquencies, non-performing loans, impaired loans, troubled debt restructurings and credit quality indicators.

Accordingly, upon consideration of the Staff’s comment, we respectfully submit that adding a separate risk factor describing lending terms that have experienced higher default rates may not be appropriate where that has not been our actual experience, or where it might apply only to a very small portion of our overall loan portfolio. Instead, we would propose expanding the existing risk factor which addresses portfolio asset quality more generally in response to the Staff’s comment (see response to item 4 below).

3.	Please include a risk factor discussing the fact that full and complete information relating to the first lien position for 88% of your HEL position was not available. The discussion should explain the logistical difficulties of obtaining information about the first lien and clearly state that you do not know if the loan in the first lien position is performing.

In response to the Staff’s comment, we will add disclosure of the following risk factor in our Form 10-K for the year ending December 31, 2012:

Availability of First Lien Data With Respect to Our Home Equity Loans and Lines of Credit Could Delay Our Response to Any Deterioration in the Borrower’s Credit

We do not currently have statistics for the entire home equity loan (“HEL”) or home equity line of credit (“HELOC”) portfolios (representing [            ]% of our overall loan portfolio at December 31, 2012) with respect to first liens serviced by third parties that have priority over our junior liens, as we did not historically capture that data on our loan servicing systems. We may therefore be unaware that the loan secured by the first lien is not performing, which could delay our response to an apparent deterioration in the borrower’s creditworthiness. Please see the discussion at page [            ] in Management’s Discussion and Analysis – Asset Quality – Portfolio Risk Elements – Home Equity Lending for more detail, including steps we are taking to otherwise address this issue.

Changes in Our Asset Quality . . . , page 12

4.	Please expand this discussion to identify characteristic of your loan portfolio that would make it susceptible to deterioration.

In response to the Staff’s comment (as well as comments 2 and 3 above), we will revise, within the appropriate section of future filings beginning with the Form 10-K for the year ending December 31, 2012, our risk factor disclosure related to asset quality. We expect such disclosure would be similar to the following:

Changes in our Asset Quality Could Adversely Affect Our Results of Operations and Financial Condition

Asset quality measures the performance of a borrower in repaying a loan, with interest, on time. In recent years, we have benefited from relatively stable asset quality. Still, there are elements of our loan portfolio that inherently present greater credit risk, such as interest-only and stated income residential mortgage loans, home equity loans and lines with incomplete first lien data and commercial real estate loans. Each of these portfolio risk elements, where potentially material in the context of our overall loan portfolio, is discussed in greater detail within Management’s Discussion & Analysis – Asset Quality. While the Company believes that it manages asset quality through prudent underwriting practices and collection operations, it is possible that our asset quality could deteriorate, depending upon economic conditions and other factors.

The Success of Our Stop & Shop Branches . . . , page 12

5.	Please quantify the portion of your deposits held by your Stop & Shop Branches and your obligations to open additional branches. The disclosure should include Stop & Shop branches acquired from Citizens Financial.

In response to the Staff’s comment, we will revise, within the appropriate section of future filings beginning with the Form 10-K for the year ending December 31, 2012, the cited risk factor disclosure to quantify the total portion of our deposits held in Stop & Shop branches, both in Connecticut and New York. We will further revise this risk factor to address the Company’s obligation to open new branches in certain New York Stop & Shop locations through 2022 under the terms of the New York Stop & Shop license agreement in the same manner as is already reflected for the Connecticut Stop & Shop license.

Our Business Is Affected by the International, National, Regional and Local . . . , page 13

6.

We note your disclosure in the fourth paragraph that your loan portfolio is “geographically diverse.” We also note your disclosure, such as in the last paragraph on page 10, that at December 31, 2011, approximately 71% and 12% of your total loan portfolio represents loans to customers within the New England states and New York, respectively. Please explain the apparent inconsistency. Additionally, please include a risk factor discussion disclosing the loan concentration in New England and New York. Your discussion should identify each state that accounts for more than 10% of your portfolio and discuss the potential adverse consequences of the concentration.

As noted on pages 54 – 64 (Management’s Discussion & Analysis – Lending Activities) of our Form 10-K for the year ended December 31, 2011, we have provided disclosure of the fact that our loan portfolio is “primarily concentrated” within the New England states and New York. We have also provided disclosure of those states representing a significant portion of each respective loan portfolio. Accordingly, we have done so for each of the following loan portfolios: Commercial Real Estate (page 58); Commercial & Industrial (page 59); Equipment Financing (page 61); Residential Mortgage (page 62); and Consumer Loans (page 64).

In response to the Staff’s comment, we will delete the reference to “geographically diverse” and, within the appropriate section of future filings beginning with the Form 10-K for the year ending December 31, 2012, add a risk factor discussing our loan concentration and the potential adverse consequences of such concentration. We expect such disclosure would be similar to the following:

The Geographic Concentration of Our Loan Portfolio Could Make Us Vulnerable to a Downturn in the Economies in Which We Operate

At December 31, 2012, approximately [    ]%, [    ]% and [    ]% of the Company’s loans by outstanding principal amount were to people and businesses located within Connecticut, Massachusetts and New York, respectively. Loans to people and businesses located in the New England states as a group represented approximately [    ]% of total loans at that date. How well our business performs depends very much on the health of these regional and local economies. We could experience losses in our real estate-related loan portfolios if the prices for housing and other kinds of real estate decreased significantly in New England or New York.

If the economic environment deteriorates, or negative trends emerge with respect to the financial markets, the New England and New York economies could suffer more than the national economy. This would be especially likely in Fairfield County, CT (where the Company is headquartered) as well as the suburban communities of New York City and Boston as a result of the large number of residents living in these areas who also work in the financial services industry.

In addition, our ability to continue to originate real estate loans may be impaired by adverse changes in the local and regional economic conditions in these real estate markets. Decreases in real estate values could adversely affect the value of property used as collateral for our loans. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans, which would have an adverse impact on our earnings. In addition, if poor economic conditions result in decreased demand for real estate loans, our profits may decrease because our alternative investments may earn less income for us than real estate loans.

Our equipment financing business, which operates nationally, could be negatively affected by adverse changes in the national economy, even if those changes have no significant effect on the local and regional economies in which our other businesses operate.

No assurance can be given that such conditions will not occur or that such conditions will not result in a decrease in our interest income, an increase in our non-performing loans, an increase in our provision for loan losses or an adverse impact on our loan losses.

Changes in Federal and State Regulations . . . , page 14

7.	In order to provide investors with a better understanding of how the risks presented in this section could adversely impact your business and operations, please expand your disclosure to quantify the anticipated significant increase in regulatory compliance burden and costs, mentioned on page 23; quantify the impact on your revenue as a result of the regulatory limits on interchange fees; and describe how anticipated restrictions affect the financial products and services you offer to your customers.

As noted in our disclosure of this risk factor, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “DFA”) introduces several significant changes to the financial services industry. While certain provisions of the DFA have already been implemented, other provisions have yet to be implemented. Only as the regulatory landscape under the DFA evolves more fully will the Company be able to effectively assess and quantify the related impact. While we are unable, at this time, to fully quantify the anticipated increase in regulatory compliance burden and costs or fully describe how anticipated restrictions affect the financial products and services we offer to our customers, we have provided additional disclosure within Management’s Discussion & Analysis of the potential impacts of the DFA (please refer to pages 22 – 23 (Recent Market Developments) and page 49 (Non-Interest Income) of our Form 10-K for the year ended December 31, 2011). This disclosure includes, when quantifiable, the impact on our operations of the new legislation. For example, with respect to the regulatory limits on interchange fees, we indicate that bank service charges are expected to decline by approximately $20 million on an annualized basis as a result of the provisions of the DFA.

Upon consideration of the Staff’s comment, we respectfully submit that such disclosures, when quantifiable and appropriate, are more appropriately included within the body of Management’s Discussion & Analysis as it provides a means by which operating performance can be effectively evaluated from period to period.

Asset Quality, page 64

Portfolio Risk Elements – Residential Mortgage Lending, page 65

8.	We note your statement that you do not engage in subprime lending. Please expand your discussion to explain how you define “subprime lending.”

Generally, the Company considers loans within the residential mortgage and home equity portfolios to be “subprime” if the borrower’s credit score at origination, or subsequent to origination, is less than 660. To date, this distinction has been acceptable to our primary regulator and loans meeting such criteria, if any, are appropriately considered in establishing the related allowance for loan losses.

Historically, there has not been a universally-accepted, standard definition for “subprime” loans within our industry. We note, however, that within the last week the FDIC issued final rules relating to the assessment of deposit insurance premiums which define the concept of “higher-risk consumer loans” in lieu of defining “subprime” loans. In accordance with those rules, the Company’s banking subsidiary is required to report information about its higher-risk consumer loans beginning in the second quarter of 2013. We have only recently begun the process of identifying which, if any, of our loans might fall within this category.

We expect to continue to reference the “subprime” classification for the foreseeable future in public disclosures relating to our lending activities. In response to the Staff’s comment, we will, however, revise, within the appropriate section of future filings beginning with the Form 10-Q for the quarter ended September 30, 2012, our disclosure to explain the criteria we use in defining “subprime” lending. In the event we subsequently decide to substitute the new concept of “higher-risk consumer loans” for the “subprime” classification we currently use, we will provide appropriate disclosure at that time.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 84

Interest Rate Risk, page 84

9.	We note that you use both Income at Risk simulation and an Economic Value of Equity at Risk model to measure your interest rate risk over various time horizons. Please address the following in your future filings with respect to your use of these models:

•

Disclose the significant assumptions used in each model and address the reasons for any differences in these assumptions between the two models. In this regard, clearly explain whether your interest rate scenarios incorporate assumptions related to loan and deposit growth and pricing, changes in funding mix, product re-pricing and maturity characteristics.

•	With respect to your Income at Risk simulation model, clarify the specific earnings measure that is being simulated (e.g., net interest income, net income, etc.).

•

With respect to your Economic Value of Equity at Risk model, more clearly explain how your current interest rate risk position results in a neutral Economic Value of Equity at Risk position despite your disclosure that an immediate 100 basis point increase in interest rates would result in an approximate $50 million increase in net interest income.

•

With respect to the internal policy limits set for each model, discuss management’s procedures for addressing any breaches of such limits and whether any breaches of these internal policy limits have occurred during the periods presented.

•	Provide additional context as to how investors should review the outputs of these models given the differences in the outputs of each model under the various interest rate scenarios.

In response to the Staff’s comment, we will revise, within the appropriate section of future filings beginning with the Form 10-Q for the quarter ended September 30, 2012, our disclosure with respect to interest rate risk. We expect such disclosure would be similar to the following:

Market Risk Management

Market risk represents the risk of loss to earnings, capital and the economic values of certain assets and liabilities resulting from changes in interest rates, equity prices and foreign currency exchange rates. The only significant market risk exposure for People’s United Financial at this time is interest rate risk (“IRR”), which is a result of the Company’s core business activities of making loans and accepting deposits.

Interest Rate Risk

The effective management of interest rate risk is essential to achieving the Company’s financial objectives. This responsibility is carried out by the Asset and Liability Management Committee (“ALCO”) of the Board of Directors. The goal of ALCO is to generate a stable net interest margin over entire interest rate cycles regardless of changes in either short- or long-term interest rates. Generating earnings by taking excessive interest rate risk is prohibited by the interest rate risk limits established by the Board. ALCO manages IRR by using two primary risk measurement techniques: simulation of net interest income and simulation of economic value of equity. These two measurements are complementary and provide both short-term and long-term risk profiles of the Company.

Net Interest Income at Risk Simulation is used to measure the sensitivity of net interest income to changes in market rates over a forward twelve-month period. This simulation captures underlying product behaviors, such as asset and liability re-pricing dates, balloon dates, interest rate indices and spreads, rate caps and floors as well as other behavioral attributes. The simulation of net interest income also requires a number of key assumptions such as: (i) future balance sheet volume and mix assumptions which are management judgments based on estimates and historical experience; (ii) prepayment projections for loans and securities which are projected under each interest rate scenario using internal and external mortgage analytics; (iii) new business loan rates which are based on recent new business origination experience; and (iv) deposit pricing assumptions which are based on historical regression models and management judgment. Combined, these assumptions can be inherently uncertain, and as a result, actual results may differ from simulation forecasts due to the timing, magnitude and frequency of interest rate changes, future business conditions, as well as unanticipated changes in management strategies.

The Company uses two sets of standard scenarios to measure net interest income at risk. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Yield curve twist scenarios assume the shape of the curve flattens or steepens instantaneously centered around the 18-month point of the curve, thereby segmenting the yield curve into a “short end” and a “long end”. Internal policy regarding IRR simulations currently specifies that for instantaneous parallel shifts of the yield curve, estimated net income at risk for the subsequent one-year period should not decline by more than: 7% for a 100 basis point shift; 10% for a 200 basis point shift; and 15% for a 300 basis point shift. Current policy does not specify limits for yield curve twist simulations.

The following tables set forth the estimated percentage change in the Company’s net interest income at risk over one-year simulation periods beginning June 30, 2012 and December 31, 2011, respectively. Given the interest rate environment at those dates, simulations for interest rate declines of more than 25 basis points were not deemed to be meaningful.

	Estimated Change in Net Interest Income
Parallel Shock Rate Change (basis points)	As of June 30, 2012	As of December 31, 2011
+300	19.9%	18.4%
+200	13.1	12.1
+100	6.0	5.5
-25	-1.3	-1.1

	Estimated Change in Net Interest Income
Yield Curve Twist Rate Change (basis points)	As of June 30, 2012	As of December 31, 2011
Long End +100	3.3%	2.9%
Long End +50	1.7	1.5
Long End -50	-1.6	-1.5
Long End -100	-2.9	-2.8
Short End +100	3.0	2.6
Short End +50	1.2	1.0
Short End -25	-0.5	-0.3

The above net interest income at risk simulation results indicate that as of June 30, 2012, the Company is asset sensitive over the twelve-month forecast horizon (i.e., the Company’s net interest income will increase if market rates rise). This is primarily due to a large portion of the loan portfolio (approximately one-third) being comprised of Prime and one-month Libor-based loans that are primarily funded by less rate sensitive core deposits. In 2012, the Company modified its volume assumption methodology for net interest income simulation. This change resulted in increased asset sensitivity which was partially offset by the purchase of investment securities during the first six months of 2012. Overall, asset sensitivity increased slightly from December 31, 2011. Based on the Company’s interest rate position at June 30, 2012, an immediate 100 basis points increase in interest rates translates to an approximate $56 million increase in net interest income on an annualized basis.

Economic Value of Equity at Risk Simulation is conducted in tandem with net interest income simulations, to ascertain a longer term view of the Company’s interest rate risk position by capturing longer-term re-pricing risk and options risk embedded in the balance sheet. It measures the sensitivity of economic value of equity to changes in interest rates. Economic value of equity at risk simulation values only the current balance sheet and does not incorporate the growth assumptions used in income simulation. As with the net interest income simulation, this simulation captures product characteristics such as loan resets, re-pricing terms, maturity dates, rate caps and floors.

Key assumptions include loan prepayment speeds, deposit pricing elasticity and non-maturity deposit attrition rates. These assumptions can have significant impacts on valuation results as the assumptions remain in effect for the entire life of each asset and liability. The Company conducts non-maturity deposit behavior studies on a periodic basis to support deposit assumptions used in the valuation process. All key assumptions are subject to a periodic review.

Base case economic value of equity at risk is calculated by estimating the net present value of all future cash flows from existing assets and liabilities using current interest rates. The base case scenario assumes that future interest rates remain unchanged. Internal policy currently limits the exposure to a decrease in economic value of equity at risk resulting from instantaneous parallel shifts of the yield curve in the following manner: 5% for a 100 basis points shift; 10% for a 200 basis points shift; and 15% for a 300 basis points shift.

The following table sets forth the estimated percentage change in the Company’s economic value of equity at risk, assuming various shifts in interest rates. Given the interest rate environment at June 30, 2012 and at December 31, 2011, respectively, simulations for interest rate declines of more than 25 basis points were not deemed to be meaningful.

	Estimated Change in Economic Value of Equity
Parallel Shock Rate Change (basis points)	As of June 30, 2012	As of December 31, 2011
+300	-1.0%	0.0%
+200	0.2	-0.4
+100	0.5	-0.7
-25	-1.1	0.3

The Company did not modify its methodology concerning its economic value of equity simulations during 2012 and its economic value of equity position did not change materially from December 31, 2011.

The Company’s interest rate risk position at June 30, 2012, as set forth in the net interest income at risk and economic value of equity at risk tables above, reflects an asset sensitive net interest income at risk position and a neutral economic value of equity at risk position at that date. Asset sensitivity over the next twelve months is primarily attributable to the effect of the substantial Prime and Libor-based loan balances that are primarily funded by less rate sensitive core deposits. From a longer-term perspective, these core deposits are supporting longer duration loan assets serving to create a neutral risk position. Given the uncertainty of the magnitude, timing and direction of future interest rate movements and the shape of the yield curve, actual results may vary from those predicted by the Company’s models.

Management has established procedures to be followed in the event of a breach in policy limits, or if those limits are approached. As of June 30, 2012, there were no breaches of the Company’s internal policy limits with respect to either interest rate risk measure.

Management utilizes both interest rate measures in the normal course of measuring and managing interest rate risk and believes that each measure is valuable in understanding the Company’s interest rate risk position.

10.	As a related matter, we note that both your Income at Risk and Economic Value of Equity at Risk disclosures present the impact from instantaneous parallel shifts of the yield curve. Please tell us whether you also evaluate the impact of changes in the slope of the yield curve in either of these simulation models and if so, please revise your future filings to disclose the results.

Please see our response to comment 9 above.

Notes to the Consolidated Financial Statements

Note 21 – Financial Instruments, page F-80

Derivative Financial Instruments and Hedging Activities, page F-81

11.	In your discussion on page F-81, you state that “amounts reported as derivative assets represent derivative contracts in a gain position, net of derivatives in a loss position with the same counterparty (to the extent subject to master netting arrangements) and posted collateral. Please clarify whether the amounts presented in the table on page F-83 are presented net and if so how you determined this presentation complies with ASC 815-10-50-4B which requires presentation on a gross basis. Please also revise your future filings to disclose your accounting policy related to offsetting as required by ASC 815-10-50-7.

The amounts in the table on page F-83 are presented on a gross basis and, as such, comply with ASC 815-10-50-4B. The language on page F-81 referred to above describes how derivative assets are presented in the Consolidated Statements of Condition. Upon consideration of the Staff’s comment, we acknowledge that the language on page F-81 may be confusing in the context of the tabular disclosure on page F-83. Further, we have noted the Staff’s comment with regard to the disclosure of our policy related to offsetting as required by ASC 815-10-50-7.

In response to the Staff’s comments, we will revise our disclosure, within Derivative Financial Instruments and Hedging Activities beginning with the Form 10-Q for the quarter ended September 30, 2012. We expect such disclosure would be similar to the following (revised disclosure has been underlined):

People’s United Financial uses derivative financial instruments as components of its market risk management (principally to manage interest rate risk). Certain other derivatives are entered into in connection with transactions with commercial customers. Derivatives are not used for speculative purposes.

Amounts reported in the Consolidated Statements of Condition represent the fair values of the derivative contracts, net of amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from derivative contracts executed with the same counterparty under a master netting arrangement. Amounts representing the fair value of the Company’s derivative contracts have been presented on a gross basis in the tabular disclosure provided on page F-83.

By using derivatives, People’s United Financial is exposed to credit risk to the extent that counterparties to the derivative contracts do not perform as required. Should a counterparty fail to perform under the terms of a derivative contract, the Company’s counterparty credit risk is equal to the amount reported as a derivative asset in the Consolidated Statements of Condition. In accordance with our offsetting policy (noted above), amounts reported as derivative assets represent derivative contracts in a gain position, net of derivative contracts in a loss position with the same counterparty (to the extent subject to master netting arrangements) and posted collateral.

Definitive Proxy Statement on Schedule 14A

Board Leadership Structure; Board’s Role in Risk Oversight, page 12

Role of the Enterprise Risk Committee, page 13

12.	We note your disclosure in this section regarding management of enterprise-wide risk, including market/interest rate risk and liquidity risk, by the Enterprise Risk Committee and executive-level Chief Risk Officer, as well as your disclosure in “Market/Interest Rate/Liquidity Risks” regarding management of market/interest rate/liquidity risks by your Treasury and Finance Committee. We also note your disclosure on page 41 of your Form 10-K for the fiscal year ended December 31, 2011 of risk management by your Treasury group. Please provide expanded disclosure addressing each of the following:

•	Explaining in greater detail the responsibilities of your Enterprise Risk Committee, Treasury and Finance Committee, Chief Risk Officer, and Treasury group;

•	Describing how information is communicated up to the individuals and groups responsible for risk management; and

•	Explaining how the various groups communicate with each other.

In response to the Staff’s comment, we will revise our future proxy statements to address the matters identified above with respect to our management of enterprise-wide risk, including market/interest rate risk and liquidity risk. We expect such disclosure would be similar to the following:

The Enterprise Risk Committee of the Board (the “ERC”) has been established to assist the Board in fulfilling its responsibility to oversee the Company’s Enterprise Risk Management (“ERM”) framework and associated policies and practices. The ERC has been assigned authority to oversee management’s implementation of the Company’s risk management process; to make recommendations to the full Board concerning the Company’s risk appetite; and to assess the Company’s corporate strategy in light of its risk appetite. The ERC’s role is to oversee and monitor management’s implementation of the Company’s risk management processes; management is responsible for establishing and maintaining an effective risk management framework.

ERC coordinates its oversight of enterprise risk with the Bank’s Loan Review Committee, which oversees certain aspects of credit and concentration risk; the Treasury and Finance Committee, which oversees aspects of liquidity and interest rate risk; the Bank’s Trust Committee, which oversees fiduciary risk; and with the Compensation, Nominating and Governance Committee (the “CNGC”), which oversees incentive compensation risk. Ultimate responsibility for oversight of risk throughout the entire enterprise rests, however, with the ERC.

The primary responsibilities of the ERC include: (i) ongoing monitoring of information demonstrating the Company’s administration of its established ERM Policy; (ii) approving and overseeing the Company’s enterprise risk management policy; (iii) evaluating the adequacy and effectiveness of the Company’s ERM framework; (iv) monitoring the activities of the Chief Risk Officer (“CRO”) and the Executive Risk Oversight Committee (“EROC”) (a committee comprised of senior executive officers, including the Chief Executive Officer and the Chief Financial Officer); and (v) reviewing information provided by management and the CNGC concerning the integration of risk management and control objectives into management goals and the Company’s compensation structure.

The CRO is the head of the Company’s Risk Management Division and is the individual designated by the Board to administer the Company’s ERM Program. Primary responsibilities of the CRO include:

•	Formulation of the Company’s Risk Appetite Statement and Framework;

•

Establishment of appropriate processes to ensure that deviations from risk appetite triggers and limits are identified, reported to executive management and the ERC, and that corrective action is taken in a timely manner;

•	Development and implementation of the Company’s ERM program framework;

•	Establishment, implementation and administration of certain risk management policies for the Company; and

•	Ensuring appropriate communication of and training with respect to risk management-related topics

Certain aspects of the Company’s market, interest rate and liquidity risk management efforts require close coordination with the Company’s Treasury group, which manages the securities portfolio, short-term investments and securities purchased under agreements to resell, and wholesale borrowings and acts as the Company’s centralized funding center for the Company’s business segments, which includes managing interest rate risk through the use of derivative financial instruments.

The CRO monitors compliance with the triggers and limits established in the Risk Appetite Statement on an ongoing basis, reporting quarterly to EROC and the ERC concerning the Company’s compliance with such parameters. In the event that a Risk Appetite trigger/limit is breached (even if the breach is later corrected), or if it is apparent that the trigger/limit level is being approached, the CRO reports the matter to the EROC and the ERC at their next scheduled meetings (or sooner, if deemed appropriate by the CRO) and, working with the applicable business unit, develops an action plan to address the matter. The action plan is presented to the EROC and the ERC at the next scheduled meeting for their approval.

The Company maintains policies and procedures for the reporting by employees of risk-related issues, violations, or breaches to a senior member of the Risk Management Division, and for the escalation by the senior member of the Risk Management Division of such issues, violations or breaches to the CRO. Any Bank employee who in good faith reports an issue is entitled to protections against retaliation, as set forth in the Company’s Code of Conduct.

13.	Please also expand your disclosure in future filings to explain your policies in the event of a risk limit breach. For example, please disclose how breaches in risk limits are reported to the Enterprise Risk Committee, your Chief Risk Officer, senior management, and the Board of Directors, and by whom. To the extent that your policies for reporting differ depending on the severity of the breach, please explain.

Please see our response to comment 12 above.

Compensation Discussion and Analysis, page 18

Assembling the Components, page 21

14.	We note your disclosure on pages 22 and 23 regarding the use of benchmark data as a “reference point,” the establishment of “target ranges” for the separate elements making up each named executive officer’s core compensation package, and the determination of base salary using the “percentile target range” established for the elements of core compensation. Please provide proposed disclosure to be included in future filings explaining how you use benchmark data as a reference point and quantifying target ranges used by your Compensation, Nominating and Governance Committee when making compensation decisions for each of your named executive officers.

In response to the Staff’s comment, we will revise future filings to provide the requested disclosure. We expect such disclosure, which is based on language beginning on page 22 of the Company’s Definitive Proxy Statement on Schedule 14A, would be similar to the following:

The Compensation, Nominating and Governance Committee (“CNGC”) seeks to create what it believes is the best mix of the principal components of core compensation in delivering the named executive officers’ core compensation. These components are evaluated in relation to benchmark data derived from information reported in publicly-available proxy statements or from market survey data. The companies which are the source of the benchmark data may be different for the Chief Executive Officer and for the other named executive officers, due to differences in the availability of reliable data for comparable executive positions below the Chief Executive Officer level. As discussed below under the heading “— Committee Actions Affecting [YYYY] Compensation,” the Committee uses the benchmark data as a primary reference point when setting the Chief Executive Officer’s compensation, and as a reference point when setting the compensation for the other named executive officers. Except in unusual circumstances, executive officer compensation is expected to fall within the parameters established by the benchmark data.

– – – – – – – –

Assembly of the core compensation package for each named executive officer begins with the establishment of target ranges for the separate elements making up each named executive officer’s core compensation package. CNGC establishes these target ranges in consultation with the Chief Executive Officer and the independent compensation consultant. The target range for each element of core compensation for each named executive officer is generally between the 50th and 75th percentile of the benchmark data. Deviations from the target range may be made to account for a particular executive’s length of service, experience, complexity of responsibility, value to the organization, and expertise in his or her field of responsibility. A number of these factors are subjective in nature.

Then, CNGC determines the base salary component for each named executive officer, including the Chief Executive Officer. In doing so, CNGC reviews base salary information compiled by the compensation consultant from the sources described above, and then formulates a recommendation for the base salary component of each named executive officer’s compensation in relation to that information. The target base salary for the Chief Executive Officer is determined using the percentile target range established for the elements of his core compensation. The target base salary for each other named executive officer is based on target ranges for each element of core compensation. The target base salary for each named executive officer may then be adjusted on an individual basis to reflect one or more of the factors noted in the preceding paragraph.

Committee Actions Affecting 2011 Compensation, page 27

15.	We note your disclosure of the “variety of actions” that your Compensation, Nominating and Governance Committee took during 2011 that affected executive compensation for the year. Please describe the actions taken and the effect on compensation.

The language in the cited paragraph is meant as a transition to introduce the more detailed discussion that follows. The actions taken and the effect on compensation are described under the headings “Annual Compensation-Setting Process – Chief Executive Officer”, “Annual Compensation-Setting Process – Other Named Executive Officers”, “Establishing Performance Targets”, “Rating Past Performance” (to the extent this includes actions taken during late 2011), and “Other Board and Committee Actions” on pages 27 through 33, inclusive, of the Definitive Proxy Statement on Schedule 14A. In response to the Staff’s comment, we will clarify this in future filings.

Establishing Performance Targets, page 31

16.	We note you adjusted the EPS performance measure to exclude the effects of certain non-routine items and that that the CEO may suggest that the Committee consider additional adjustments. Please identify the adjustments made to EPS and clarify which adjustments were determined as part of the goal setting procedures at the beginning of the performance period and which were based on the CEO’s suggestion.

The EPS performance measure for 2011 was derived from the operating earnings metric used by management when discussing the Company’s results of operations in the Management’s Discussion & Analysis section of its periodic filings, and in its quarterly earnings releases. This metric excludes from net income those items that management considers to be of such a non-recurring or infrequent nature that, by excluding such items (net of income taxes) the Company’s results can be measured and assessed on a more consistent basis from period to period. Potential exclusions in any given year include, but are not limited to, merger-related expenses, core system conversion costs, charges related to executive-level management separation costs, severance-related costs and write downs of banking house assets. Items actually excluded for 2011 (which could not be determined until the end of the year) consisted of merger-related expenses, severance-related costs, executive-level separation costs, and real estate write-downs. Detailed information regarding these adjustments is provided under the heading Non-GAAP Financial Measures and Reconciliation to GAAP within Item 7, Management’s Discussion & Analysis on pages 29-34 of the Company’s Form 10-K for the year ended December 31, 2011.

The Chief Executive Officer did not recommend, and the Compensation, Management and Nominating Committee did not make, any further modifications to the EPS performance measure that was approved during the goal-setting process for 2011.

Rating Past Performance, page 31

17.	Please describe the personal objectives set for each of your named executive officers, discuss the level of achievement, and explain how the level of achievement was used to determine incentive compensation.

In response to the Staff’s comment, we will revise future filings to provide the requested disclosure. We expect such disclosure would be similar to the following:

The types of personal objectives established for each named executive officer depend on their respective areas of responsibility. Objectives for executive officers in charge of a business line are focused on attainment of specified revenue, profitability and cost-containment goals. Objectives for executive officers in charge of staff functions include cost-containment measures and also focus on process improvement and business integration goals. The level of accomplishment is weighed across all goals to arrive at an overall rating of performance for incentive compensation purposes. Incentive compensation payout ratios for a named executive officer may range from zero to 200% of the target payout for that officer, depending on the level of funding available for the overall incentive compensation pool (determined solely by reference to the Company’s performance with respect to the established EPS performance measure) and the overall performance rating for the individual officer.

Other Board and Committee Actions, page 32

18.	We note your disclosure of a special one-time cash bonus awarded to Mr. Hoyt in recognition of his significant and extraordinary efforts on behalf of the company. Please describe these efforts and explain how the Compensation, Management and Nominating Committee considered these efforts in determining the amount of the bonus.

Mr. Hoyt served as Interim Chief Financial Officer from February 22, 2011 to March 16, 2011 (with no increase in base salary) and was a leader in the implementation of several key significant cost reduction initiatives during 2011, most notably implementation of a “freeze” of the Company’s defined benefit pension plans. The Compensation, Management and Nominating Committee approved the bonus amount recommended by the Chief Executive Officer based on, and in recognition of, these contributions.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Management’s Discussion and Analysis of Financial Condition . . . , page 49

Asset Quality, page 78

Portfolio Risk Elements – Home Equity Lending, page 80

19.	We note your disclosure on page 88 that a loan is generally placed on non-accrual status when it becomes 90 days past due or earlier if it has been identified as presenting uncertainty with respect to the collectability of interest and principal. We further note your discussion on page 81 as well as in your responses to prior comments in this area regarding the limitations of available lien position data for those junior lien loans in which you do not also hold or service the first lien. Please address the following:

•

Your discussion on page 81 regarding the limitations of available lien position data for those junior lien loans in which you do not also hold or service the first lien appears to be limited to your home equity loan (HEL) portfolio. Please confirm whether the same holds true for your HELOC portfolio and revise your disclosure in future filings to clarify.

The limitations with regard to available lien position data for junior lien loans in which we do not also hold or service the first lien applies to both our HELOC and HEL portfolios. The numeric and other statistical information provided within the related disclosure also relates to both portfolios. The language located on the top of page 81 inadvertently omitted a reference to the HELOC portfolio and will be revised in future filings (beginning with the September 30, 2012 Form 10-Q) to clarify that this portfolio is subject to the same limitations with respect to first lien information.

•

Your disclosure on page 81 indicates that the percentage of new home equity originations for which you also hold the first lien has increased steadily from 40% in 2009 to 55% in 2012. We also note your disclosure that for home equity originations prior to January 2011, lien position data is only obtained once a loan reaches 75 days past due. To the extent possible, please tell us and revise your future filings to disclose as of the balance sheet date the percentage of your home equity portfolio that is in a junior lien position and of those loans, the percentage for which the first lien is held or serviced by others. To the extent that you cannot provide this data for your entire home equity portfolio based on the limitations of your data, please provide information regarding the approximate percentage of your home equity portfolio where you have been able to determine lien position data, and discuss the percentage that is in a junior lien position and of those loans, the percentage for which the first lien is held or serviced by others.

As a result of the data limitations identified previously, we are unable, at this time, to provide the information requested in the first part of the Staff’s comment. We are, however, able to provide the requested information for that portion of the portfolio originated since January 2011. Accordingly, in response to the Staff’s comment, we will revise, within the appropriate section of future filings beginning with the Form 10-Q for the quarter ended September 30, 2012, our disclosure to provide the requested information. We expect such disclosure would be similar to the following:

As of September 30, 2012, full and complete first lien position data was readily available for approximately [    ]%, or $[        ] million, of the home equity portfolio. Of that total, approximately [    ]%, or $[        ] million, are in a junior lien position. We estimate that of those junior liens, [    ]%, or $[        ] million, are held or serviced by others.

•

Your disclosure indicates that for home equity originations prior to January 2011, lien position data is only obtained once a loan reaches 75 days past due. Please tell us whether you have made any additional efforts to ascertain the performance of the associated senior liens in order to justify the continued accrual of interest on your junior lien home equity portfolio. In this regard, we refer to recent Interagency Supervisory Guidance issued by the FFIEC that reminds institutions that performance of the associated senior lien should be taken into consideration when determining the accrual policy for junior lien loans and that such factors should be considered prior to foreclosure of the senior lien or delinquency of the junior lien.

We have reviewed the recent Interagency Supervisory Guidance issued by the FFIEC (the “FFIEC Guidance”) and continue to make efforts to ascertain the performance of the associated senior liens in the absence of complete first lien data. Specifically, we have considered the following from the FFIEC Guidance:

An institution’s income recognition policy should incorporate management’s consideration of all reasonably available information including, for junior liens, the performance of the associated senior liens as well as trends in other credit quality indicators. The policy should require that consideration of these factors takes place before foreclosure on the senior lien or delinquency of the junior lien.

Currently, our “consideration of all reasonably available information” involves actively monitoring, for our residential mortgage and home equity portfolios, trends in delinquencies and non-performing loan levels as well as other portfolio risk characteristics such as collateral values/loan-to-value ratios and borrower credit scores. Because our lending activity for these product types is fairly geographically concentrated we believe the performance of our portfolio provides a reasonable proxy for regional credit quality. To supplement this monitoring effort, we obtain and review industry data prepared by third parties, including the American Bankers Association, to assess broader credit trends nationwide. At the same time, we continue to work with a third-party vendor to derive information on first liens held or serviced by others. This project is occurring in conjunction with our efforts to prepare for new rules recently issued with respect to the reporting of “higher-risk consumer loans” (please see our response to comment 8).

Until such time that complete first lien data is available for the entire portfolio, we will continue to monitor our junior lien loans using all reasonably available information. At the present time, we continue to believe that the risk of overstating income on junior lien loans is not material. We believe this conclusion is supported by the disclosure currently provided on page 81 our Form 10-Q for the quarter ended June 30, 2012.

•

You discuss several factors that serve to mitigate the risk associated with the limitations on available first lien data, which include lower loan-to-value (LTV) ratios and higher credit scores. We further note that you consider these risk characteristics as key credit quality indicators in determining the appropriate classification of your retail loans as either high, moderate or low risk. Given the aforementioned, please consider revising your future filings to present LTV/CLTV data and FICO scores for your residential mortgage and home equity portfolios.

In response to the Staff’s comment, we will revise future filings to present LTV/CLTV data and FICO scores for our residential mortgage and home equity portfolios until such time as we have compiled more complete data regarding first liens.

*        *        *

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosures made in its filings, (b) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

We believe that these responses address your comments. We look forward to your prompt review of this submission.

If you have any questions, please contact me at (203) 338-5055, or the Company’s General Counsel, Robert E. Trautmann, at (203) 338-4584.

Sincerely,

/s/ Kirk W. Walters

Kirk W. Walters

Senior Executive Vice President and Chief Financial Officer

People’s United Financial, Inc.